UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11–K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from…………………………to………………………..

Commission file number………..001-14423…………

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.
ONE PLEXUS WAY
NEENAH, WI 54957

Plexus Corp.
401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2014 and 2013

Plexus Corp.
401(k) Retirement Plan
Index to Financial Statements

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Supplemental Schedules

Schedule H, Line 4a: Schedule of Delinquent Participant Contributions	14

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Plexus Corp. 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plexus Corp. 401(k) Retirement Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2014, and delinquent participant contributions for the year then ended has been subjected to audit procedures performed in conjunction with the audit of Plexus Corp. 401(k) Retirement Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Appleton, WI
June 29, 2015

Plexus Corp. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value	$255,252,790	$239,416,837

Receivables
Employer's contribution	—	69,060
Participants' contributions	—	122
Notes receivable from participants	6,006,105	5,480,880
Total receivables	6,006,105	5,550,062

Net assets reflecting investments at fair value	261,258,895	244,966,899

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment
contracts	(256,793)	(154,378)

Net assets available for benefits	$261,002,102	$244,812,521

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,181,667
Dividends	9,222,941
Total investment income	10,404,608

Interest income on notes receivable from participants	241,960

Contributions:
Employer's	6,643,191
Participants'	12,438,649
Participants' rollovers	1,256,312
Total contributions	20,338,152
Total additions	30,984,720

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	14,293,534
Administrative expenses	501,605
Total deductions	14,795,139

Net increase	16,189,581

Net assets available for benefits
Beginning of year	244,812,521
End of year	$261,002,102

The accompanying notes are an integral part of this financial statement.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

1. Description of Plan
The following description of the Plexus Corp. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution plan covering substantially all United States (“U.S.”) employees of Plexus Corp. (“Plexus,” the “Company” or the “Employer”) and affiliated employers, as defined therein. Employees are eligible to participate immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions
Employee contributions are based on voluntary elections via phone or internet by the participants directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 75% of their annual compensation. New hires and rehires are subject to the automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 4% deferral election, and the deferral election will increase 1% each year up to a maximum of 10% of their annual compensation.
The safe harbor matching contribution will be determined on an annual basis; however, on a per pay period basis, the Company makes a matching contribution on behalf of each eligible participant equal to 100% of the first 4% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution immediately following their date of hire. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.
Investment Alternatives
Plan participants may direct their entire account balances in partial percentage increments to any of the various investment options offered by the Plan, which includes the common stock of the Company ("Plexus Corp. Common Stock"). Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.
Participant Accounts and Allocations
Participant recordkeeping is performed by Massachusetts Mutual Life Insurance Company Retirement Services ("MassMutual"). For all investment programs that are mutual funds, MassMutual maintains participant balances on a share method. Participant investments in the Wells Fargo Stable Value Fund C are accounted for on a unit value method. Units and unit values for this fund as of December 31, 2014 and 2013 were as follows:

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

	Units		Unit Value
	December 31,		December 31,
	2014	2013	2014	2013
Wells Fargo Stable Value Fund C	361,916	387,846	$50.36	$49.74

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings (losses). Transaction fees charged for participant loans and distributions are allocated directly to that participant’s account. Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.
Vesting and Distributions
Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable, in full or as partial withdrawals, in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, attainment of age 59-1/2, or if a qualified reservist is called to active military duty. Participant account balances of less than $5,000 are automatically distributed in a single lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to offset Company matching contributions.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their total account balance. Participants may have a maximum of three loans outstanding against their account at one time. All loans must be repaid within five years except for loans for the purchase of a primary residence, which may have a longer repayment term as determined at the discretion of the Plan administrator. Loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator at the time the loan is executed based on the prevailing rate charged by other lenders for a similar loan. As of December 31, 2014 and 2013, all outstanding loans bear interest at the prime rate plus 1%. Principal and interest are paid ratably through regular payroll deductions.
Plan Reimbursement Account
As part of the recordkeeping and administrative service fee arrangement with MassMutual, MassMutual reimburses investment fund related revenue received by MassMutual relating to the Plan that is in excess of the agreed upon service fee structure.  The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account.  Investment fund related revenue received by MassMutual typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

Plan Reimbursement Account (cont.)
affiliates.  The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments. Plan reimbursement revenue amounted to approximately $169,000 and $220,000 for the years ended December 31, 2014 and 2013, respectively.
2. Summary of Significant Accounting Policies
Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in the accounting guidance issued by the Financial Accounting Standards Board (the "FASB"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for those collective trusts is based on net asset value as reported by the fund advisor. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles (“GAAP”) in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are not reflected within the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants' accounts and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.
New Accounting Pronouncements
In May 2015, the FASB issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). ASU 2015-07 amended Accounting Standards Codification ("ASC") 820, Fair Value Measurement, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient as well as to remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments are to be applied retrospectively and are effective for annual periods beginning after December 15, 2015, with early application permitted. The adoption of ASU 2015-07 is not expected to have a material effect on the Plan's Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

3.	Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	2014	2013
Vanguard Institutional Index Fund, 170,899 and
173,041 shares, respectively	$32,243,534	$29,292,469
T. Rowe Price 2030, 1,103,755
and 960,525 shares, respectively	25,408,434	21,707,873
Voya Small Cap Opportunities, 334,266 and
and 0 shares, respectively	19,641,476	—
T. Rowe Price 2040, 787,163
and 743,812 shares, respectively	18,828,929	17,412,637
Wells Fargo Stable Value Fund C*, 361,916
and 387,846 shares, respectively	18,342,368	19,297,187
T. Rowe Price Equity Income Fund, 457,268 and
433,218 shares, respectively	14,998,384	14,226,892
American EuroPacific Growth Fund, 317,757 and
372,036 shares, respectively	14,963,186	16,034,551
Plexus Corp. Common Stock, 345,374 and
409,122 shares, respectively	14,232,863	17,710,891
ING Small-Cap Opportunities, 0
and 329,552 shares, respectively	—	19,690,754
*Investment contract shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,181,667, as follows:

Mutual funds	$1,770,307
Common stock	(819,240)
Collective/Common trust fund	230,600
$1,181,667

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

4.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds and Money Market: Valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is a quoted price in an active market.
Common Stock: Valued at the closing price reported on the active market on which the common stock is traded.
Collective/Common Trust Fund: The fair value of Wells Fargo Stable Value Fund C is based on the underlying unit value reported by Wells Fargo Stable Return Fund G (“Fund G”) valued at the NAV. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks, and investment funds.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

4.    Fair Value Measurements (cont.)
The following table lists the fair values of investments as of December 31, 2014:

	Fair Value Measurements Using Input Levels:
	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds
Growth funds	$24,434,030	$—	$—	$24,434,030
Index funds	42,578,704	—	—	42,578,704
Value funds	6,519,888	—	—	6,519,888
Other funds	148,410,567	—	—	148,410,567
Total mutual funds	221,943,189	—	—	221,943,189
Common stock	14,232,863	—	—	14,232,863
Money market	477,577	—	—	477,577
Collective / Common trust fund	—	18,599,161	—	18,599,161
Total investments measured at fair value	$236,653,629	$18,599,161	$—	$255,252,790

The following table lists the fair values of investments as of December 31, 2013:

	Fair Value Measurements Using Input Levels:
	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds
Growth funds	$24,054,707	$—	$—	$24,054,707
Index funds	38,896,787	—	—	38,896,787
Value funds	6,178,627	—	—	6,178,627
Other funds	132,492,908	—	—	132,492,908
Total mutual funds	201,623,029	—	—	201,623,029
Common stock	17,710,891	—	—	17,710,891
Money market	631,352	—	—	631,352
Collective / Common trust fund	—	19,451,565	—	19,451,565
Total investments measured at fair value	$219,965,272	$19,451,565	$—	$239,416,837

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

5.	Net Asset Value Per Share
The following table summarizes investments measured at estimated fair value based on NAV per unit as of December 31, 2014 and 2013:

					Other	Redemption
			Unfunded	Redemption	Redemption	Notice
Investment	Date	Fair Value*	Commitment	Frequency	Restrictions	Period
Wells Fargo Stable Value Fund C**	December 31, 2014	$18,599,161	none	Daily	none	none
Wells Fargo Stable Value Fund C**	December 31, 2013	$19,451,565	none	Daily	none	none
*The fair value of the investment has been estimated using the NAV of the investment.
**Investments are in general insurance contracts and security-backed contracts in which each contract issuer specifies specific events which may trigger a market value adjustment. At this time, the investment fund does not believe that the occurrence of any such market value event, which would limit the investment fund's ability to transact at contract value with participants, is probable.

6.	Tax Status
The Plan adopted the trustee's savings plan document, which received a favorable opinion letter from the Internal Revenue Service, dated March 31, 2008, stating that it is qualified under the applicable requirements of the IRC and is, therefore, not subject to tax under present income tax laws.  The Plan has been amended since receiving the opinion letter.  However, the Plan administrator believes the Plan is designed and is currently being operated in compliance, in all material respects, with the applicable IRC requirements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that would likely not be sustained upon examination by a taxing authority.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to income tax examinations for years prior to 2011.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

7.	Fully Benefit-Responsive Investment Contracts
The Plan holds an investment in a stable value fund with Wells Fargo Bank, N.A. ("Wells Fargo"). Wells Fargo maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Wells Fargo. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 1.4 percent for both 2014 and 2013. The crediting interest rate was approximately 1.6 and 1.5 percent for 2014 and 2013, respectively. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than 0 percent. Certain key factors, such as the current yield of the assets underlying the contract, the duration of the assets underlying the contract, and the existing difference between the fair value and contract value of the assets within the contract, could influence future average credit rates. Such interest rates are reviewed on a quarterly basis for resetting.

8.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9.	Related Party Transactions
Certain Plan investments represent Employer securities. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
Notes receivable from participants also qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA.

10.	Reclassifications
Certain amounts in the prior year were reclassified to conform to current year presentation.

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2014

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary (VFCP) and Prohibited Transaction Exemption 2002-51
$6,068

Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP	$—

	$6,068	$—	$—

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule of Assets (Held at End of Year)
December 31, 2014

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value **

	Vanguard Institutional Index Fund	Mutual Fund	$32,243,534
	T. Rowe Price 2030	Mutual Fund	25,408,434
	Voya Small Cap Opportunities	Mutual Fund	19,641,476
	Wells Fargo Stable Value Fund C, at contract value	Collective Trust Fund	18,342,368
	T. Rowe Price 2040	Mutual Fund	18,828,929
	T. Rowe Price Equity Income Fund	Mutual Fund	14,998,384
	American EuroPacific Growth Fund	Mutual Fund	14,963,186
*	Plexus Corp. Common Stock	Common Stock	14,232,863
	T. Rowe Price 2035	Mutual Fund	12,823,646
	T. Rowe Price 2020	Mutual Fund	12,613,673
	T. Rowe Price 2025	Mutual Fund	11,456,017
	Vanguard Total Bond Market Index Fund	Mutual Fund	10,335,170
	T. Rowe Price Blue Chip Growth	Mutual Fund	9,470,844
	American Beacon Small Cap Value	Mutual Fund	6,519,888
	Lazard Emerging Markets Institutional	Mutual Fund	5,399,396
	T. Rowe Price 2045	Mutual Fund	5,201,275
	T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	4,574,944
	T. Rowe Price 2015	Mutual Fund	2,683,003
	T. Rowe Price 2050	Mutual Fund	2,101,940
	Columbia Acorn International Z	Mutual Fund	1,833,077
	M.F.S Emerging Market Debt	Mutual Fund	1,814,799
	PIMCO Commodities Plus Institutional Fund	Mutual Fund	1,800,077
	T. Rowe Price 2055	Mutual Fund	1,696,465
	Vanguard Inflation Protected Securities	Mutual Fund	1,663,521
	Templeton Frontier Markets Adv	Mutual Fund	1,650,278
	T. Rowe Price 2010	Mutual Fund	1,147,460
	T. Rowe Price Retirement Income	Mutual Fund	1,017,996
	Money Market Funds	Money Market	477,577
	T. Rowe Price 2060	Mutual Fund	55,777
			$254,995,997

*	Participant Loans	4.25% interest rate; maturity
		dates ranging from 2015-2020	$6,006,105

*Party-in-interest.
**Related cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) RETIREMENT PLAN

Date: June 29, 2015

/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary